Exhibit 21.1

Principal Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation

Dingdong Fresh Holding Limited	British Virgin Islands

Dingdong Fresh (Hong Kong) Limited	Hong Kong

Shanghai 100me Internet Technology Co., Ltd.	PRC

Baqianlilu (Wuxi) Network Technology Co., Ltd.	PRC

Yihengyishu (Shanghai) E-Commerce Co., Ltd.	PRC

Chizhiyiheng (Shanghai) E-commerce Co., Ltd.	PRC

Shilaiyunzhuan (Hangzhou) E-commerce Co., Ltd.	PRC

Shishishun (Shenzhen) E-commerce Co., Ltd.	PRC

Shishishun (Jiangsu) E-Commerce Co., Ltd.	PRC

Chao Lizhi (Jiangsu) E-Commerce Co., Ltd.	PRC

Beijing Bujiangjiu E-Commerce Co., Ltd.	PRC

Shanghai Yushengbaigu Food Co., Ltd.	PRC